RESCISSION AND SETTLEMENT AGREEMENT

This Rescission and Settlement Agreement (this "Agreement") is entered into this 14th day of September, 2001, by, between and among Christopher Michael Vance and Debra Vance, husband and wife ( the "Vances"), Water Star Bottling, Inc., a Wyoming corporation ("WSB"), Geyser Group, Ltd., a Nevada corporation aqua The Theme Factory Inc. ("TMFT" or Geyser Group"), Aquapure International, Inc. a Nevada corporation ("API"), Travis Miller, a single man, ("Miller") for himself and as authorized representative of the shareholders of API (
the "API Shareholders")   The Vances, WSB, Geyser Group, API and
Miller are referred to collectively herein as the "Parties".

Recitals:

    A. In February of 2001, the Vances, WSB, WSB's 85% owned subsidiary Geyser Products, LLC ("Geyser Products") and Geyser Group ( then known as The Theme Factory, Inc. and referred to as "TMFT") entered into a Definitive Agreement and Share Acquisition (the "TMFT-WSB Agreement").

    B. Contemporaneous with and as a condition precedent to the TMFT-WSB Agreement, API, TMFT and Miller, in behalf of the API Shareholders, entered into a Definitive Agreement and Plan of Reverse Acquisition ( the "API-TMFT Agreement").

    C. Under the terms of the API-TMFT Agreement, the API Shareholders exchanged all of their shares of API for 9,000,000 shares of TMFT pursuant to a "Subsequent Financing" which required the escrow of the 9,000,000 TMFT shares until the API Shareholders had prepared a private or public offering and received commitments from investors in such offering of one million dollars ( the "Subsequent Financing");

    D. Subsequent to the execution of the TMFT-WSB Agreement, TMFT elected new officers and directors and amended its articles of incorporation to change its corporate name to "Geyser Group, Ltd."

    E. The API Shareholders have not prepared the private or public offering and the Subsequent Financing and other conditions precedent to the TMFT-WSB Agreement have not occurred as of today's date;

    F. C. Michael Vance resigned as an officer and director of Geyser Group on September 5, 2001 and the Vances and WSB, by letter from Udall, Shumway,Blackhurst, Allen & Lyons, P.C. dated September 6, 2001 to T. Gerald Chilton, Jr.Esq., counsel for the Geyser Group, notified Geyser Group of their intent to rescind the TMFT-WSB Agreement and return the shares of Geyser Group held by them.


          Exhibit 2.1 - Pg. 1


    G.     The Parties desire to rescind and nullify the TBFT-WSB
           Agreement ab initio and settle all disputes between them.

                                  Agreement
                                  ---------

For and in consideration of the mutual covenants contained herein, the parties covenant and agree as follows:

1.	The foregoing recitals are incorporated herein by reference.

2.	The Parties hereby agree that because of the failure of the
        Subsequent Financing and other condition precedent to and anticipated consideration for the execution of the TMFT-WSB agreement before today's date and because of the parties mutual desires to nullify ab initio the legal, contractual and business relationship among them prior to today's date, the TMFT-WSB agreement is rescinded and nullified ab initio and therefore is of no force or effect from the outset of its execution.

3.	Simultaneously with the execution of this Agreement, Geyser Group shall return to the Vances and share certificates, assignments separate from certificate or other documentation in its possession or the possession of its agents, employees, attorneys or affiliates which constitutes legal title to shares of WSB stock. Geyser Group, API and Miller hereby disclaim any interest whatsoever in WSB, Geyser Products or any assets property rights or interest or contractual or proprietary right of either of them.

4.	Simultaneously with the execution of this Agreement, the Vances shall return to Geyser Group any share certificates, assignments separate from certificate or other documentation in their possession or the possession of their agents or attorneys which constitutes legal title to shares of Geyser Group stock. Subject to Geyser Group's amendment of its articles of incorporation as set forth in Section 5 hereof, the Vances and WSB, for itself and its subsidiary Geyser Products, hereby disclaim any interest whatsoever in Geyser Group or any of its assets, property rights or interest or contractual or proprietary rights.


5.	The Parties acknowledge and agree that the names "Geyser Group"
        and "Geyser" are proprietary to WSB and Geyser Products. Within ten (10) business days from the date of this Agreement, Geyser Group shall amend its articles of incorporation to change its corporate name to a name to a name which is not proprietary to WSB or Geyser Products. Geyser Group shall promptly return to WSB any information, documentation or other rights or property which are proprietary to WSB or Geyser Products.

6.	WSB, in behalf of its subsidiary Geyser Products, hereby agrees to authorize the re-issuance of Geyser Products payroll check number 0381847 and 0372233 to Miller and to cause the re-issuance


          Exhibit 2.1 - Pg. 2

        with five (5) business days from the date of this Agreement.

7.	Geyser Group, the Vances and WSB agree that Miller may present check number 3 on BankOne Account Number 27202307 ( the "BankOne Account") at which time the balance in the Bank One Account will be zero.

8.	WSB  agrees that it will pay all rental payments for Miller and
        William Fulkerson for the locations known to WSB to be the temporary residences of Miller and William Fulkerson in Mesa, Arizona through the period ending September 30, 2001. Notwithstanding anything herein to the contrary; however, neither WSB or Geyser Products shall be responsible for any rental obligations of Miller or William Fulkerson subsequent to September 30, 2001 or any other rental obligations prior to that time which have not been disclosed to WSB in writing as of the date of this Agreement.

9.	Geyser Group will not prepare a press release or any Securities and Exchange Commission filing concerning the rescission of the TMFT-WSB Agreement or relating to Geyser Group's business relations with theVances, SB or Geyser Products without first obtaining the express, written approval of WSB and the Vances prior to the release or submission of such item, which approval will not unreasonably be withheld.

10.	Upon the execution of this Agreement, Geyser Group, API and
        Miller on the one side and the Vances and WSB on the other mutually release each other from any and all claims, demands, actions of any kind or nature arising out of the TMFT-WSB Agreement or the API-TMFT Agreement and agree that they shall never assert any claim whatsoever arising from or based upon the TMFT-WSB Agreement or the API-TMFT Agreement nor upon the claims that are or could have been set forth in said agreements. Geyser Group, API and Miller herby jointly and severally agree to indemnify WSB (and its subsidiary Geyser Products) and the Vances against and hold them harmless from any and all claims, demands, actions of any kind or nature arising out of or related to amount due any Geyser Group Shareholder or the API Shareholders or claimed to be due by them under (1) the terms of the API-TMFT Agreement or the TMFT-WSB Agreement; or (2) any of the operations of Geyser Group subsequent to the execution of such agreements unless such claims, demands or actions arise out of or are related to the negligence or intentional misconduct of WSB (and its subsidiary Geyser) or the Vances. WBI hereby agrees to indemnify Geyser Group against and hold it harmless from any and all claims, demands or notions of any kind or nature arising out of or relating to the operations of WBI or Geyser Products unless such claims, demand or actions arise out of or are related to the negligence or intentional misconduct of Geyser Group, API or Miller.


          Exhibit 2.1 - Pg. 3

11.	This Agreement is executed by the parties for the sole
        purpose of compromising and settling disputes at present existing between them arising from their business relationship and to terminate any controversy or claims for damages of any nature, whether now known, or unknown at the time o the execution of this Agreement or hereafter known, resulting from such business relationship, so that, by the execution of this Agreement, and the exchange of consideration identified, except for rights to indemnity and confidentiality set forth in Sections 10, 12 and 13, hereof, each party shall be barred completely and forever from making any further claims or bringing any other actions or suits in connection with the parties' business relationship. Moreover, the execution of this Agreement does not constitute an admission on the part of any party to the truthfulness or correctness of any claims asserted by either of them.

12.	It is further understood and agreed by the parties hereto
        that the specific contents of this Agreement shall be considered confidential and shall not be disclosed to any third person or entity by any party except with the prior written approval of the other party or upon the order of a court of competent jurisdiction compelling its disclosure. Furthermore; (1) Miller, API and Geyser Group hereby agree that information obtained by them about the Vances, WSB and its subsidiary Geyser Products in connection with the Parties' business relationships shall be confidential (unless the information is of such a nature as would be generally known by or available to the public) and shall not be disclosed to any third person or entity by any party except with the prior written approval of the Vances, WSB or Geyser Products, as the case may be or upon the order of a court of competent jurisdiction compelling its disclosure; or (2) Vances and WSB (for itself and in behalf of its subsidiary Geyser Products) hereby agree that information obtained by them about Miller API and Geyser Group in connection with Parties' business relationships shall be confidential (unless the information s of such a nature as would be generally known by or available to the public) and shall not be disclosed to any third person or entity by any party except with the prior written approval of the Miller, API or Geyser Group, as the case may be or upon the order of a court of competent jurisdiction compelling its disclosure. In addition, the parties may refer to this Agreement as necessary to properly repot income and/or expenses in their Federal and State Tax Returns. Violation of this provision compelling confidentiality shall render the party disclosing the specific terms or contents of this agreement liable for all consequential damages suffered by the other party or parties on account of such disclosure, and in no event less than the amount of $1,000 which is hereby stipulated to by the parties as an agreed upon liquidated damage figure.

13.	In the spirit of compromise, the parties agree to refrain
        from making disparaging remarks about any other party to this Agreement. Specifically, each party hereto agrees to refrain from making negative or disparaging remarks that would tend to cast a negative light upon any other party to this agreement in business and/or social circles in which the parties operate.


          Exhibit 2.1 - Pg. 4


14.	Each party agrees to do any and all such acts and things as
        may reasonably be required to carry out the obligation of such party under this Agreement and to consummate the transactions provided for in this Agreement.

15.	This Agreement shall be binding upon the parties, their
        heirs, legal representatives, successors and assigns.

16.	This Agreement supersedes all agreements previously made
        between the parties relating to its subject matter.

17.	No delay or failure by a party to exercise any right under
        this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that or any other right, unless otherwise expressed an provided herein.

18.	This Agreement shall be construed in accordance with and
        governed by the laws o the State of Arizona and venue for any action with respect to this Agreement shall be in the State of Arizona.

19.	This Agreement may be executed in two or more counterparts,
        each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20.	Should any portion of this Agreement be held unenforceable
        or inoperative for any reason, such shall not affect any other portion of this Agreement, but the remainder shall be as effective as though such ineffective portion had not been contained herein.

21.	Should any party breach this contract or fail to honor any
        or all of the provisions of this contract, and should either party be required to seed legal counsel in connection with the recovery of any losses or damages suffered as a result of the breach, the successful party in the lawsuit shall be entitled to recover all costs and attorney's fees in association with the litigation.

22.	This Agreement has been duly executed, and delivered by
        each party to this Agreement and is a valid an binding obligation of such party enforceable in accordance with its terms and all consents, authorizations, approvals and requirements for execution, deliver and performance of this Agreement have been complied with and all requirements for the performance hereof to be complied with hereafter, will be complied within a timely manner.

23.	Opportunity for Consultation with Counsel.  The Parties
        understand that the execution of this Agreement creates certain legal rights and responsibilities between the parties. The


          Exhibit 2.1 - Pg. 5

        Parties represent and warrant that they have had an opportunity to consult with legal counsel regarding the legal effect of the transactions and acts contemplated herein, and that they have consulted with counsel prior to entering into this transaction, or have voluntarily chosen not to consult with counsel.

WATER STAR BOTTLING, INC.
A Wyoming corporation

BY: _/s/ Christopher  Michael Vance __________
C. Michael Vance, President


/s/ Christopher Michael Vance ________________
Christopher Michael Vance, Shareholder


/s/Debra Ann Vance ___________________________
Debra Ann Vance, Shareholder


GEYSER GROUP, LTD.
A Nevada corporation

BY: /s/Travis Miller _________________________
Travis Miller, President


AQUAPURE INTERNATIONAL, INC.
A Nevada corporation

BY: /s/ Travis G. Miller _____________________
Travis G. Miller, President


/s/ Travis G. Miller__________________________
Travis G. Miller, individually and as authorized representative of the shareholders of AquaPure International, Inc.


          Exhibit 2.1 - Pg. 6